Exhibit (a)(1)(B)

FROM:	Jeff Lunsford

SUBJECT:	Limelight Networks, Inc. Offer to Exchange Certain Outstanding Options for Restricted Stock Units

DATE:	May 15, 2008

Today, we are happy to announce that we are offering you the opportunity to participate in a Stock Option/Restricted Stock Unit Exchange Program. Equity awards are a valuable motivation and retention tool and, as such, help to align employee and stockholder interests. Many of the currently outstanding stock options held by our employees and the employees of our subsidiaries are “out-of-the-money,” which means that the per share exercise price of the stock option is greater than the current market price of our common stock. As a result, the Compensation Committee of the Board of Directors has approved the Stock Option/Restricted Stock Unit Exchange Program. The Stock Option/Restricted Stock Unit Exchange Program will allow you to exchange certain out-of-the-money stock options for restricted stock units as described further below.

We know that the materials included with this letter describing the Stock Option/Restricted Stock Unit Exchange Program may seem voluminous, but it is very important that you read and try to understand and act on all of these materials. The various summaries in this letter and in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units (the “Offer to Exchange”) are a good way to get started. In addition, below is a summary of some aspects of the Stock Option/Restricted Stock Unit Exchange Program that should help familiarize you with the principal terms. We believe this program is potentially very important to you and urge you to take the time to study the materials, ask questions about anything you do not understand and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate and you will retain your current options under their current terms and conditions.

•	A restricted stock unit is an equity grant valued in terms of our common stock, but shares of common stock are not issued at the time of the grant. Instead, after you satisfy any vesting requirements, such as continued service to Limelight, we will distribute to you the number of shares of common stock equal to the number of vested restricted stock units.

•	You may only exchange outstanding options that were granted after April 1, 2007 and were granted under our Amended and Restated 2003 Incentive Compensation Plan or 2007 Equity Incentive Plan.

•	If you choose to participate, you will receive one restricted stock unit for every two (2) exchanged options. Please refer to your Morgan Stanley account (https://www.msdw-spa.com/login/login.asp) which lists your outstanding option grants, the grant date of your options, the exercise price of your options and the number of outstanding shares subject to your outstanding options.

•	The restricted stock units will vest according to the following, subject to your continued service through each relevant vesting date:

•	None of the restricted stock units will be vested on the restricted stock unit grant date.

•	1/6th of the restricted stock units subject to the restricted stock unit grant will vest on December 1, 2008, and 1/6th of the restricted stock units subject to the restricted stock unit grant will vest every six (6) months thereafter, such that all restricted stock units granted in connection with this offer will be vested no later than June 1, 2011.

•	If you terminate your employment before any of your restricted stock units vest, you will forfeit the award.

We expect that the offer will end (and the restricted stock unit grant date) on or about June 16, 2008.

The Stock Option/Restricted Stock Unit Exchange Program is being made under the terms and subject to the conditions of the Offer to Exchange and the related election form and withdrawal form, which are available in our SEC filing which can be accessed on the SEC’s web site at http://www.sec.gov. You should carefully read all of these documents before you decide whether to participate in the offer.

Participation is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Stock Option/Restricted Stock Unit Exchange Program. If you choose not to participate, you will retain your current options under their current terms and conditions.

If you choose to participate in the offer, you must deliver the completed election form via facsimile, e-mail (via PDF or similar imaged document file) or by hand delivery before 5:00 p.m., Pacific Standard Time, on June 16, 2008 to the Company’s Human Resources representative, Kate Garcia, at:

Limelight Networks, Inc.
2220 W. 14th Street
Tempe, Arizona 85281
Fax: 602-850-5242
E-mail: kgarcia@llnw.com

If Ms. Garcia has not received your properly completed and signed election form before the offer expires, you will have rejected this offer and you will keep your current options. These forms are included in the offer documents.

Please carefully read all of the offer documents. This letter does not detail all the terms and conditions that apply. Please direct any questions you may have to Ms. Garcia.